Exhibit 21.1

Subsidiaries of China Recycling Energy Corporation

Subsidiary Name	Jurisdiction of Incorporation	Percentage Owned
Sifang Holdings Co., Ltd.	Cayman Islands	100%
Shanghai Yinghua Financial Leasing Co., LTD	People’s Republic of China	100%
Shanghai TCH Energy Technology Co., Ltd.*	People’s Republic of China	100%
Huahong New Energy Technology Co., Ltd.*	People’s Republic of China	100%
Xi’an TCH Energy Technology Co., Ltd.*	People’s Republic of China	100%
Erdos TCH Energy Saving Development Co., Ltd.	People’s Republic of China	100%
Xi’an Zhonghong New Energy Technology Co., Ltd.*	People’s Republic of China	90%
Hongyuan Recycling Energy Investment Management Beijing Co., Ltd.*	People’s Republic of China	40%
Zhongxun Energy Investment (Beijing) Co., Ltd*	People’s Republic of China	100%

*	Indicates subsidiary of a subsidiary.